

September 12, 2013

Via E-mail
Anthony D. Somma
Chief Financial Officer
Westar Energy, Inc.
818 South Kansas Avenue
Topeka, Kansas 66612

> **Re:** **Westar Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Response dated September 4, 2013**
> **File No. 1-3523**

Dear Mr. Somma:

We have reviewed your response dated September 4, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 58

Consolidated Statements of Changes in Equity, page 65

1. We reviewed your response to comment 1 in our letter dated August 14, 2013. Please tell us what is included in the issuance of stock and stock compensation and tax benefit line items on an individual, as opposed to combined, basis.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant

cc: Larry Irick
General Counsel